November 8, 2019

Craig Kesler
Chief Financial Officer
EAGLE MATERIALS INC
5960 Berkshire Lane, Suite 900
Dallas, TX 75225

       Re: EAGLE MATERIALS INC
           Form 10-K for the year ended March 31, 2019
           Filed May 23, 2019
           Form 8-K filed July 30, 2019
           File No. 1-12984

Dear Mr. Kesler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2019

Consolidated Financial Statements
(A) Significant Accounting Policies
Impairment or Disposal of Long-Lived and Intangible Assets, page 73

1. We note your disclosures related to the material impairment charge you recorded during the year ended March 31, 2019. Please expand your disclosures to more fully address the following:
        Describe the specific assets or asset groups that you tested for impairment and that were impaired;
        Disclose the carrying values of the assets you tested for impairment and the remaining carrying values of the assets that were impaired; and To the extent material, disclose and discuss the risks and uncertainties related to any
           reasonably possible asset impairments expected in the next 12 months. Specifically
 Craig Kesler
EAGLE MATERIALS INC
November 8, 2019
Page 2
             address the nature of the identifiable assets in the oil and gas proppants segment, including the nature of the material capital expenditures related to this segment incurred during the last two fiscal years.
         Refer to ASC 360-10-50-2, ASC 820-10-50-2, ASC 820-10-55-100, and ASC
275-10-50-
         8.
Form 8-K Filed on July 30, 2019

Exhibit 99.1, page 10

2. We note your presentation of non-GAAP adjustments you use to calculate the non-GAAP financial measure, Adjusted Earnings per Diluted Share. Adding back adjustments, net of tax, is not consistent with the guidance provided in Question 102.11 of the the updated
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4,
         2018). Please revise your future non-GAAP presentations accordingly.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-
3709 with any questions.



FirstName LastNameCraig Kesler                              Sincerely,
Comapany NameEAGLE MATERIALS INC
                                                            Division of
Corporation Finance
November 8, 2019 Page 2                                     Office of
Manufacturing
FirstName LastName